Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

Website: www.gazitglobe.com

June 10, 2013

To:	To:
Securities Exchange Commission	Tel Aviv Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding Potential Offering of Ordinary Shares by the Company in Israel

The Company is pleased to report that it is considering raising equity in Israel through the public issuance of Ordinary Shares on the Tel-Aviv Stock Exchange Ltd. (the “TASE”) from the Company’s shelf prospectus.

It should be noted that as of the date of this immediate report, there is no certainty the aforementioned equity issuance will take place and the above should not be deemed to constitute a commitment by the Company to do so.

The equity issuance, including its size, remains subject to the Company’s discretion and remains subject to the receipt of required approvals by law including of the TASE and the appropriate organs within the Company.

The Ordinary Shares will not be registered under the U.S. Securities Act of 1933, as amended, and will not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements.

This release shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the New York Stock Exchange (NYSE: GZT) and the Tel Aviv Stock Exchange (TASE: GZT) and is included in the TA-25 and Real-Estate 15 indices in Israel. Gazit Globe owns and operates over 600 properties in more than 20 countries, with a gross leasable area of approximately 6.8 million square meters and a total value of more than $20 billion.

Kind regards,

Gazit-Globe Ltd.